Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612-9774

June 2, 2005

Abby Adams

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Commonwealth Telephone Enterprises, Inc. (the “Company”)
Registration Statement on Form S-4, Amendment No. 2
File No.: 333-124555

Dear Ms. Adams:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated May 25, 2005 (the “Comment Letter”) regarding Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”). In conjunction with this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement.

We have enclosed three clean copies of the Registration Statement, as well as three copies that are marked to show changes from Amendment No. 1. The changes reflected in the Registration Statement include those made in response to the Comment Letter and various other changes that are intended to update, clarify and render the information complete.

Set forth below are the Staff’s comments numbered 1 through 3, and responses to the comments.

Form S-4

Material Differences Between the Old Notes and New Notes, page 5

1. We reissue comments 3 and 4 in part. It is unclear if you have summarized all material differences between the new and old notes. Tell us, for example, whether each of the provisions of the new notes explained on pages 6-8 are identical to provisions in the old notes and whether the features of the new notes described on the cover page of the prospectus are identical to features of the old notes. Clarify whether the old notes were registered. Also revise this summary to provide additional detail regarding the differences between the old and new notes as required by Item 1004(a)(1)(x) of Regulation M-A. Consider providing this disclosure in dual column, bullet point format so that each difference is clear. For example, rather than summarizing only conversion features of the new notes, describe the conversion features of both the old and new notes so that the difference is clear. Provide additional detail regarding how the conversion differs based on “Specified Corporate Transactions,” cash dividends, etc., to the extent applicable. Summarize how “the amount of cash [you] deliver may be less than the value of [your] common stock following conversion” and how much less, to the extent practicable.

The section entitled “Material Differences Between the Old Notes and New Notes” in the Registration Statement has been revised in response to the Staff’s comment. The revised disclosure states that the terms of, and risks related to, the New Notes are identical in all material respects to the terms and risks of the Old Notes, except as listed in the dual column table added to the Registration Statement in response to the Staff’s comment. The Company believes that it has included all of the material differences between the Old Notes and the New Notes in this section. The Company has summarized how the amount of cash payable upon conversion may be less than the value of the common stock following conversion, but does not believe that it is practicable to attempt to quantify any potential difference in value. The section entitled “Risk Factors – Risks Relating to the New Notes” also has been revised to compare the risks the Company believes are applicable to the Old Notes with the risks applicable to the New Notes, highlighting the potentially greater exposure to fluctuations in the market value of the common stock under the conversion feature of the New Notes.

Material United States Federal Income Tax Considerations, page 49

2. We reissue comment 15. As stated in our prior comments, revise this section to unequivocally state the tax consequences of this transaction. If doubt exists, then revise this section to provide an opinion on what the tax consequences “should” be or “are more likely than not” to be. Revise to disclose that counsel cannot opine on the material federal tax consequences, to explain why counsel is not able to opine on the material federal income tax consequences, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors. For example, we note on pages 49-50 that you continue to state what the tax consequences “should” be without providing the requisite explanations. Also on page 50 you continue to state how the company “intend[s] to treat the exchange fee” rather than providing a legal opinion regarding tax consequences of the exchange fee. Furthermore, you have not explained why counsel is unable to provide a definitive opinion. Finally, revise the tax disclosure in your risk factors and summary term sheet accordingly.

The Registration Statement has been revised in response to the Staff’s comment.

3. We reissue comment 16. Counsel cannot disclaim responsibility for the tax disclosure in the document. Please delete the disclaimers cited in prior comment 16.

The Registration Statement has been revised in response to the Staff’s comment.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 570-631-2802, or Lucy Fato (212-450-4596) or Mark Schwartz (212-450-4662) of Davis Polk & Wardwell, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Raymond B. Ostroski
Raymond B. Ostroski Senior Vice President, General Counsel & Secretary

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